UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 13, 2013
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on December 13, 2013, entitled "Statoil’s share saving plan allocates shares".

Statoil’s share saving plan allocates shares

The shares purchased by DNB on behalf of Statoil ASA (OSE:STL, NYSE:STO) on 10 December 2013 for use in the group's share saving plan have on 12 December 2013 been distributed to the employees in accordance with their savings amount. Following this, the share saving plan has 9,734,733 shares.

As participants in the share saving plan, the primary insiders below have been allocated shares.

Name	Allocated shares	New share holding	Average share price
Adams, Robert	744	9,357	NOK 134.09
Bacher, Lars Christian	807	18,208	NOK 134.09
Bjørn, Benedikte Bettina	98	1,092	NOK 134.09
Di Valero, Ingrid Elisabeth	161	1,778	NOK 135.84
Dodson, Timothy	606	19,843	NOK 134.09
Gjærum, Reidar	558	18,958	NOK 134.09
Hilland, Jannicke	394	9,489	NOK 138.80
Hovden, Magne Andre	506	7,522	NOK 134.09
Klouman, Hans Henrik	806	15,330	NOK 134.09
Knight, John Nicholas	1,263	51,349	NOK 134.09
Kvelvane, Ørjan	288	1,709	NOK 134.09
Lund, Helge	605	61,151	NOK 134.09
Lægreid, Stig	144	1,519	NOK 135.84
Michelsen, Øystein	785	24,075	NOK 134.09
Nafstad, Hilde Merete	367	5,286	NOK 134.09
Reitan, Torgrim	645	20,301	NOK 134.09
Skeie, Svein	643	15,553	NOK 134.09
Sætre, Eldar	605	25,960	NOK 134.09
Øvrum, Margareth	977	32,327	NOK 134.09

As participant in the Statoil US Employee Share Savings plan, the Statoil ASA primary-insider Mr. William Maloney has been allocated shares on 12 December 2013, at an average price of USD 22.61:

Name	Allocated shares*	New share holding*
Maloney, William	986.973887	31,135.933349

*American Depositary Receipts (ADR)

The above information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: December 13, 2013	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer